

April 23, 2024

Mary Dean Hall
Executive Vice President and Chief Financial Officer
Ingevity Corp
4920 O'Hear Avenue Suite 400
North Charleston, SC 29405

      Re: Ingevity Corp
           Form 10-K for the Fiscal Year Ended December 31, 2023
           File No. 001-37586

Dear Mary Dean Hall:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

      Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Recent Developments
Restructuring Charges, Performance Chemicals Repositioning, page 28

1.   Revise future filings to include a discussion about the expected effects on future earnings and cash flows resulting from the repositioning plan (for example, reduced depreciation, reduced employee expense, etc.). The effect on future periods should be quantified and disclosed, along with the initial period in which those effects are expected to be realized. This includes whether the cost savings are expected to be offset by anticipated increases in other expenses or reduced revenues. This discussion should clearly identify the income statement line items to be impacted (for example, cost of sales; marketing; selling, general and administrative expenses; etc.). In addition, in future periods, if actual savings anticipated by the exit plan are not achieved as expected or are achieved in periods other than as expected, MD&A should discuss that outcome, its reasons, and its likely effects on future operating results and liquidity. Reference SAB Topic 5P4.

Performance Chemicals Reporting Unit, page 29

2. Reference your disclosure on page that you performed impairment tests of goodwill related to the Performance Chemicals reporting unit because continued reduction in demand in industrial end markets had negatively impacted your ability to offset elevated CTO costs through pricing actions. In future filings, revise to provide information for investors to assess the probability of future goodwill impairment charges. For example, for each reporting unit at risk of failing an impairment test, disclose the following:
    - the percentage by which fair value exceeded carrying value at the date of the most recent test;
    - a detailed description of the methods and key assumptions used and how the key assumptions were determined;
    - a discussion of the degree of uncertainty associated with the assumptions; and
    - a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.
    Refer to Item 303(b)(3) of Regulation S-K.

3. As a related matter, we also note that in your earnings release you refer to Road Technologies business line and Industrial Specialties business line as components of your Performance Chemicals segment. Please provide us an analysis how you have determined that they do not represent separate reporting units under ASC350-20 as you stated on page 42 that your reporting units are your operating segments.

Reconciliation of Net Income to Adjusted EBITDA, page 37

4. Please tell us how you determined that the non-GAAP adjustment for "Loss on CTO resales" meets the requirements of Question 100.01 of the C&DI on Non-GAAP Financial Measures. Reference ASC 420-10-S99-3 which states, "…the staff believes that decisions about the timing, method, and pricing of dispositions of inventory generally are considered to be normal, recurring activities integral to the management of the ongoing business."

5. We note that the non-GAAP adjustment for Restructuring and other (income) charges, net includes $19.7 million of inventory charges that were recorded within cost of sales. With reference to ASC 420-10-S99-3, please tell us your consideration of the guidance in Question 100.01 the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures for this portion of the adjustment.

Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies, Non-operating income and expense, page 61

6. Please explain to us the basis for your accounting for gains and losses associated with crude tall oil ("CTO") resales by addressing the following items in your response:
    - Explain to us in detail the composition of the "net gains or losses associated with the

CTO resale activities" that is recorded during FY23;
- Discuss to whom you sell the CTO inventory, how it is different from your normal CTO sales, and why you believe it is outside of your ordinary course of business;
- Tell us why it is appropriate to record those amounts within other income and expense when dispositions of inventory appear to be normal, recurring activities integral to the management of the ongoing business as referenced in ASC 420-10-S99-3;
- Discuss how you determine the amount of excess CTO volume each period;
- Tell us how you account for the CTO resales within the Statement of Cash Flows.

7. As a related matter, tell us in detail of your supply agreement for the CTO, including but not limited to any firm purchase commitments. And if so, please tell us how you have considered guidance under firm purchase commitments for inventory subject to ASC 330-10, which may require a reporting entity to recognize a loss based on an anticipated impairment of the inventory upon acquisition. In that regard, we note you disclosed that reselling excess volumes in the open market may result in $30.0 million to $80.0 million of incremental losses in 2024.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kristin Lochhead at 202-551-3664 or Li Xiao at 202-551-4391 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services